Almere, The Netherlands
April 23, 2013

ASM INTERNATIONAL N.V. REPORTS
FIRST QUARTER 2013 OPERATING RESULTS

ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) reports today its first quarter 2013 operating results (unaudited) in accordance with US GAAP.

HIGHLIGHTS

•
Following the close of the sale on March 15, 2013 of a 12% share in ASMPT, the entity in which our Back-end segment is organized, our shareholding is reduced to 40%. As a consequence as from March 15, 2013 the results of ASMPT are deconsolidated. Hence this overview shows the fully consolidated results from ASMPT until March 15, 2013. As from that date onwards the net result of ASMPT is reported on the line "result from investments".

•
Net sales for the first quarter 2013 were €240 million. Net sales of our Front-end segment of €80 million decreased 14% quarter-to-quarter. Back-end sales for the whole of Q1 decreased on a comparable level with 7%.

•	Result from operations for Q1 2013 was €(3) million. Result from operations in Q4 2012 was €(4) million while Q1 of 2012 showed a profit of €22 million.

•	The Front-end segment's operating profit was €1.1 million compared to €1.2 million in Q4, 2012. Q1 2012 showed an operating profit of €2.9 million;

•
The Back-end segment's operating loss was €4.3 million compared to a loss of €5.3 million in Q4, 2012. The first quarter of 2012 showed an operating profit of €19.0 million. Would we have consolidated the Back-end segment for the whole of Q1, result from operations of the Back-end segment would have been a profit of €1.2 million.

•
First quarter 2013 net earnings were €1,410 million compared to a net loss of €22 million for the fourth quarter of 2012 and a profit of €6 million for the first quarter of 2012. The gain on the sale of 12% of the total outstanding ASMPT shares consists of two elements, the realized gain on the sale of the 11.88% stake of €324 million and an unrealized remeasurement gain on the remaining 40.08% of the shares of approximately €1.1 billion. The current share price of ASMPT, which is below the price at the close of the sale, could lead to future unrealized remeasurement losses when lower price levels sustain.

•	Book to bill in the first quarter of 2013 for the Front-end was 1.3. The Backlog compared to the end of the fourth quarter 2012, increased from EUR 92 million to EUR 120 million.

COMMENT
“The first quarter of 2013 was important for ASMI. We announced the outcome of the valuation study and sold 12% of the total outstanding ASMPT shares which resulted in a deconsolidation of ASMPT. This led to the recognition of an extraordinary result of approximately €1.4 billion in Q1.
While our sales in the Front-end operations showed an expected double digit decrease, we again saw a strong order-intake in Q1. Front-end gross margin, after showing a strong improvement in Q4 last year, further improved.”

OUTLOOK
Following the healthy book to bill ratio's in Q4 2012 and Q1 2013 our Front-end operations are expected to show a strong double digit sales increase in Q2 compared to Q1. We also expect a double digit increase of our order-intake in Q2 compared to Q1.

STATUTORY ANNUAL REPORT 2012
ASM International published its 2012 Statutory Annual Report on April 4, 2013. The content of Note 31-Share Ownership and Related Party transactions, should be extended with the following sentence:
"During 2012, we considered the members of the Management Board and the Supervisory Board to be the key management personnel as defined in IAS 24 “Related parties"."

The Statutory Annual Report is available on our website at www.asm.com.

About ASM International
ASM International NV, headquartered in Almere, the Netherlands, its subsidiaries and participations design and manufacture equipment and materials used to produce semiconductor devices. ASM International, its subsidiaries and participations provide production solutions for wafer processing (Front-end segment) as well as for assembly & packaging and surface mount technology (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International's common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI's website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, corporate transactions, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company's filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company's reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

ASM International will host an investor conference call and web cast on Wednesday, April 24, 2013 at 15:00 Continental European Time (9:00 a.m. - US Eastern Time).

The teleconference dial-in numbers are as follows:

•	United States: +1 646 254 3367

•	International: + 44 (0)20 7136 2056

•	Access Code: 5467183

A simultaneous audio web cast will be accessible at www.asm.com.

The teleconference will be available for replay, beginning one hour after completion of the live broadcast, through June 24, 2013.

The replay dial-in numbers are:

•	United States: +1 347 366 9565

•	England: + 44 (0)20 3427 0598

•	The Netherlands: +31 (0)20 708 5013

•	Access Code: 5467183

CONTACT

Investor contact:

Victor Bareño
T: +31 88 100 8500
E: victor.bareno@asm.com

Mary Jo Dieckhaus
T: +1 212 986 2900
E: maryjo.dieckhaus@asm.com

Media contact:

Ian Bickerton
T: +31 625 018 512

ANNEX 1

OPERATING AND FINANCIAL REVIEW

The following table shows the operating performance for the first quarter of 2013 as compared to the fourth quarter of 2012 and the first quarter of 2012:

(EUR millions, except earnings per share)	Q1 2012	Q4 2012	Q1 2013	% Change Q4 2012 to Q1 2013	% Change Q1 2012 to Q1 2013
Net sales	311.0	319.9	240.3	(25)%	(23)%
Gross profit	96.6	87.8	68.6	(22)%	(29)%
Gross profit margin %	31.1%	27.5%	28.5%

Selling, general and administrative expenses	(41.2)	(53.5)	(40.9)	(24)%	(1)%
Research and development expenses	(33.5)	(37.5)	(30.5)	(19)%	(9)%
Restructuring expenses	—	(0.9)	(0.3)	n/a	n/a
Result from operations	21.9	(4.1)	(3.2)	(22)%	(115)%

Net earnings 1)	6.3	(21.7)	1,410.1
Net earnings per share, diluted in euro 1)	€0.11	€(0.37)	€22.04
1) allocated to the shareholders of the parent

Net Sales. The following table shows net sales of our Front-end and Back-end segments for the first quarter of 2013 as compared to the fourth of 2012 and the first quarter of 2012:

(EUR millions)	Q1 2012	Q4 2012	Q1 2013	% Change Q4 2012 to Q1 2013	% Change Q1 2012 to Q1 2013
Front-end	94.8	93.1	80.0	(14)%	(16)%

Back-end 1)	216.2	226.8	160.3	(29)%	(26)%

ASMI consolidated	311.0	319.9	240.3	(25)%	(23)%

1) For Q1 2013, the results of Back-end were consolidated until March 15, 2013. From that date on net result of ASMPT will be reported on the line "result from investments".

The first quarter 2013 sales decrease in our Front-end segment, compared to the previous quarter, is mainly the result of lower volumes. The decrease of the Back-end sales came mainly from the deconsolidation . Would we have consolidated the Back-end segment for the whole of Q1, Back-end sales would have been €207 million, on a comparable base approximately 7% below Q4, 2012.

The impact of currency changes was a decrease of 1% quarter to quarter and a decrease of 2% year-over-year.

Gross Profit (Margin). The following table shows our gross profit and gross profit margin for our Front-end and Back-end performance for the first quarter of 2013 as compared to the fourth quarter of 2012 and the first quarter of 2012:

(EUR millions)	Gross profit Q1 2012	Gross profit Q4 2012	Gross profit Q1 2013	Gross profit margin Q1 2012	Gross profit margin Q4 2012	Gross profit margin Q1 2013	Increase or (decrease) percentage points Q4 2012 to Q1 2013		Increase or (decrease) percentage points Q1 2012 to Q1 2013
Front-end	31.3	34.6	30.2	33.0%	37.1%	37.7%	0.6	ppt	4.7	ppt

Back-end 1)	65.3	53.3	38.4	30.2%	23.5%	24.0%	0.5	ppt	(6.2	)ppt

ASMI consolidated	96.6	87.8	68.6	31.1%	27.5%	28.5%	1.0	ppt	(2.6	)ppt

1) For Q1 2013, the results of Back-end were consolidated until March 15, 2013. From that date on net result of ASMPT will be reported on the line "result from investments".

The gross profit margin of our Front-end segment in the first quarter increased 0.6%, mainly due to the effects of a better loading. The Back-end gross profit margin increased 0.5%, mainly due to a better mix. Would the Back-end segment have been consolidated for the whole of Q1, the Back-end gross margin would have improved to 25.6%.

The impact of currency changes was flat quarter to quarter and a decrease of 2% year-over-year.

Selling, General and Administrative Expenses. The following table shows selling, general and administrative expenses for our Front-end and Back-end segments for the first quarter of 2013 as compared to the fourth quarter of 2012 and the first quarter of 2012:

(EUR millions)	Q1 2012	Q4 2012	Q1 2013	% Change Q4 2012 to Q1 2013	% Change Q1 2012 to Q1 2013
Front-end	14.6	18.2	15.3	(16)%	5%

Back-end 1)	26.6	35.4	25.6	(28)%	(4)%

ASMI consolidated	41.2	53.5	40.9	(24)%	(1)%

Total selling, general and administrative expenses as a percentage of net sales	13%	17%	17%

1) For Q1 2013, the results of Back-end were consolidated until March 15, 2013. From that date on net result of ASMPT will be reported on the line "result from investments".

In the Front-end segment SG&A decreased with €2.9 million of which €2.5 million was related to a provision for doubtful accounts in Q4 of 2012.
In the Back-end segment SG&A was reduced by €9.8 million of which €5.5 relates to the deconsolidation.

The impact of currency changes was a decrease of 1% quarter to quarter and a decrease of 3% year-over-year.

Research and Development Expenses. The following table shows research and development expenses for our Front-end and Back-end segments for the first quarter of 2013 as compared to the fourth quarter of 2012 and the first quarter of 2012:

(EUR millions)	Q1 2012	Q4 2012	Q1 2013	% Change Q4 2012 to Q1 2013	% Change Q1 2012 to Q1 2013
Front-end	13.8	14.3	13.4	(6)%	(3)%

Back-end 1)	19.7	23.2	17.1	(26)%	(13)%

ASMI consolidated	33.5	37.5	30.5	(19)%	(9)%

Total research and development expenses as a percentage of net sales	11%	12%	13%

1) For Q1 2013, the results of Back-end were consolidated until March 15, 2013. From that date on net result of ASMPT will be reported on the line "result from investments".

R&D in the Front-end segment decreased with €0.9 million due to currency differences and implemented cost reduction actions. In the Back-end segment R&D expenses decreased with €6.1 million of which €3.4 million relates to the deconsolidation.

The impact of currency changes was flat quarter to quarter and a decrease of 1% year-over-year.

Result from Operations. The following table shows results from operations for our Front-end and Back-end segments for the first quarter of 2013 as compared to the fourth quarter of 2012 and the first quarter of 2012:

(EUR millions)	Q1 2012	Q4 2012	Q1 2013	Change Q4 2012 to Q1 2013	Change Q1 2012 to Q1 2013
Front-end:
- Before special items	2.9	2.1	1.4	(0.7)	(1.5)
-Restructuring expenses	—	(0.9)	(0.3)	0.6	(0.3)
-After special items	2.9	1.2	1.1	(0.1)	(1.8)

Back-end 1):
-Total	19.0	(5.3)	(4.3)	1.0	(23.3)

ASMI consolidated	21.9	(4.1)	(3.2)	0.9	(25.1)

Total result from operations excluding special items as a percentage of net sales	7%	(1)%	(1)%

1) For Q1 2013, the results of Back-end were consolidated until March 15, 2013. From that date on net result of ASMPT will be reported on the line "result from investments".

Would we have consolidated the Back-end segment for the whole of Q1, result of operations for the Back-end would have been a profit of €1.2 million.

The impact of currency changes was a decrease of 9% quarter to quarter and a decrease of 4% year-over-year.

Net Earnings allocated to the shareholders of the parent. The following table shows net earnings for our Front-end and Back-end segments for the first quarter of 2013 as compared to the fourth quarter of 2012 and the first quarter of 2012:

(EUR millions)	Q1 2012	Q4 2012	Q1 2013	Change Q4 2012 to Q1 2013	Change Q1 2012 to Q1 2013
Front-end:
- Before special items	(2.5)	(16.4)	3.4	19.8	5.9
-Early extinguishment of debt	—	(2.2)	—	2.2	—
-Restructuring expenses	—	(0.9)	(0.3)	0.6	(0.3)
-After special items	(2.5)	(19.5)	3.1	22.6	5.6

Back-end 1):
-until March 15, 2013 consolidated	8.8	(2.2)	(2.8)	(0.6)	(11.6)
-as from March 15, 2013 as a 40% investment	—	—	2.3	2.3	2.3
-Total	8.8	(2.2)	(0.5)	1.7	(9.3)

-Realized gain on the sale of 11.88% of the ASMPT shares	—	—	323.6	323.6	323.6
-Unrealized remeasurement gain on the remaining 40.08% of the ASMPT shares	—	—	1,084.0	1,084.0	1,084.0

Total net earnings allocated to the shareholders of the parent	6.3	(21.7)	1,410.1	1,431.8	1,403.8

1) For Q1 2013, the results of Back-end were consolidated until March 15, 2013. From that date on net result of ASMPT will be reported on the line "result from investments".

The sale of the 11.88% stake caused ASMI's cease of control on ASMPT. According to general accepted accounting principles (both US GAAP and IFRS) the accounting of this sale consists of two separate transactions.

•	a sale of a 51.96% subsidiary

•	a purchase of a 40.08% associate.

The first transaction, the sale, resulted in a substantial gain and the deconsolidation of ASMPT. This gain consists of two elements, the realized gain on the sale of the 11.88% stake of €324 million and an unrealized remeasurement gain on the remaining 40.08% of the shares of approximately €1.1 billion. The purchase of the associate resulted in the recognition of the associate at fair value. In order to determine the impact of the purchase accounting on ASMI's share in future net earnings of ASMPT a purchase price allocation will take place in the second quarter of 2013.

Net earnings for the Back-end segment for the first quarter of 2013 reflect our 51.96% ownership of ASM Pacific Technology over the period January 1 until March 15 and our 40.08% ownership as from March 15, 2013.

Bookings and backlog

The following table shows, for our Front-end operations, the level of new orders for the first quarter of 2013 and the backlog at the end of the first quarter of 2013 as compared to the fourth quarter of 2012 and the first quarter of 2012:

(EUR millions)	Q1 2012	Q4 2012	Q1 2013	% Change Q4 2012 to Q1 2013	% Change Q1 2012 to Q1 2013
Front-end
Backlog at the beginning of the quarter	105.1	57.3	91.7	60%	(13)%
- New orders for the quarter	80.5	129.5	105.9	(18)%	32%
- Net sales for the quarter	(94.8)	(93.1)	(80.0)	(14)%	(16)%
- FX-effect for the quarter	(1.7)	(2.0)	2.3	n/a	n/a

Backlog at the end of the quarter	89.1	91.7	119.9	31%	35%

Book-to-bill ratio (new orders divided by net sales)	0.8	1.4	1.3

Liquidity and capital resources

Net cash provided by operations was €2 million for the first quarter of 2013, as compared to €50 million for the fourth quarter of 2012. For the first quarter of 2012 net cash provided by operations was €40 million

Net cash provided by investing activities was €293 million for the first quarter of 2013, as compared to a usage of €21 million for the fourth quarter of 2012 and a usage of €18 million for the first quarter of 2012. The inflow for Q1 2013 resulted from the proceeds of the sale of the ASMPT shares partly set off by the deconsolidation of the cash and cash equivalents of ASMPT.

Net cash used in financing activities was €22 million for the first quarter of 2013, as compared to €35 million used for the fourth quarter of 2012. For the first quarter of 2012 net cash used in financing activities of €6 million was reported.

Net working capital of the Front-end operations, consisting of accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue, increased from €114 million on December 31, 2012 to €118 million at March 31, 2013. The number of outstanding days of working capital for the Front-end operations, measured against quarterly sales, increased from 110 days at December 31, 2012 to 133 days on March 31, 2013.

Sources of liquidity. On March 31, 2013, the Company’s principal sources of liquidity consisted of €565 million in cash and cash equivalents and €150 million in undrawn bank lines. After approval of the Annual General Meeting of Shareholders, an extraordinary capital distribution, following the sale of the 12% stake of ASMPT and totaling to an amount of approximately €270 million, is expected to be executed in July 2013.

ASM INTERNATIONAL N.V.
CONSOLIDATED STATEMENTS OF OPERATIONS

(EUR thousands, except earnings per share date)	Three months ended March 31,
	2012	2013
	(unaudited)	(unaudited)

Net sales	311,024	240,331
Cost of sales	(214,410)	(171,780)
Gross profit	96,614	68,551

Operating expenses:
Selling, general and administrative	(41,235)	(40,897)
Research and development	(33,504)	(30,507)
Restructuring expenses	—	(314)
Total operating expenses	(74,739)	(71,718)
Earnings from operations	21,875	(3,168)
Net interest expense	(2,705)	(743)
Accretion of interest	(1,309)	(10)
Foreign currency exchange gains (losses)	(2,009)	3,876
Results on investments	—	1,409,830
Earnings before income taxes	15,852	1,409,786
Income tax expense	(1,548)	(2,233)
Net earnings	14,303	1,407,553

Allocation of net earnings:
Shareholders of the parent	6,260	1,410,146
Minority interest	8,043	(2,593)

Net earnings per share, allocated to the shareholders of the parent:
Basic net earnings	0.11	22.33
Diluted net earnings (1)	0.11	22.04

Weighted average number of shares used in computing per share amounts (in thousands):
Basic	55,417	63,154
Diluted (1)	56,464	63,972

Outstanding shares:	55,439	63,169

(1) The calculation of diluted net earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings of the Company. Only instruments that have a dilutive effect on net earnings are included in the calculation. The assumed conversion results in adjustment in the weighted average number of common shares and net earnings due to the related impact on interest expense. The calculation is done for each reporting period individually. For three months ended March 31, 2013 the possible increase of common shares caused by employee stock options with 818,497 common shares, adjustments have been reflected in the diluted weighted average number of shares and net earnings per share for this period.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.
CONSOLIDATED BALANCE SHEETS

(EUR thousands)	December 31,	March 31,
Assets	2012	2013
		(unaudited)

Cash and cash equivalents	290,475	564,595
Accounts receivable, net	304,840	62,135
Inventories, net	403,400	126,796
Income taxes receivable	890	472
Deferred tax assets	17,967	5,297
Other current assets	79,979	13,157
Total current assets	1,097,551	772,453
Pledged cash	20,000	—
Debt issuance costs	735	619
Deferred tax assets	5,955	1,381
Other intangible assets	13,915	8,360
Goodwill, net	51,888	11,535
Investments	278	278
Associates	—	1,346,109
Other non current assets	10,828	675
Assets held for sale	5,998	5,654
Evaluation tools at customers	16,922	18,287
Property, plant and equipment, net	275,436	60,983
Total Assets	1,499,506	2,226,332

Liabilities and Shareholders' Equity
Notes payable to banks	61,675	—
Accounts payable	151,761	43,500
Other current payables	170,683	40,253
Income taxes payable	27,625	2,771
Deferred tax liability - current	36	—
Current portion of long-term debt	6,316	—
Total current liabilities	418,096	86,524
Pension liabilities	12,540	3,386
Deferred tax liabilities	952	—
Provision for warranty	5,298	—
Long-term debt	12,632	—
Total Liabilities	449,518	89,910

Total Shareholders' Equity	741,876	2,136,422

Non-controlling interest	308,112	—
Total Equity	1,049,988	2,136,422
Total Liabilities and Equity	1,499,506	2,226,332

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(EUR thousands)	Three months ended March 31,
	2012	2013
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net earnings	14,303	1,407,553
Adjustments to reconcile net earnings to net cash from
operating activities:
Depreciation and amortization	13,077	13,317
Impairment charges	96	—
Amortization of debt issuance costs	377	116
Compensation expense employee stock option plan	1,602	1,570
Additional non-cash interest	1,309	10
Associates	—	(1,409,882)
Other investments at cost	—	—
Income taxes	(6,270)	(1,939)
Deferred income taxes	(4,214)	(1,069)
Changes in other assets and liabilities:
Inventories	(11,374)	(31,182)
Accounts receivable	19,420	18,313
Accounts payable	13,380	7,195
Other current assets	(1,499)	(2,329)
Net cash provided (used) by operating activities	40,206	1,672

Cash flows from investing activities:
Capital expenditures	(17,223)	(6,738)
Purchase of intangible assets	(1,511)	(221)
Disposal of investments	—	299,768
Proceeds from sale of property, plant and equipment	290	166
Net cash provided (used) in investing activities	(18,443)	292,975

Cash flows from financing activities:
Notes payable to banks, net	(1,371)	(39,349)
Net proceeds from long-term debt	—	18,980
Repayments of long-term debt and subordinated debt	(1,778)	(1,538)
Purchase of treasury shares ASMPT	(3,552)	(1,121)
Proceeds from issuance of common shares	924	985
Net cash provided (used) in financing activities	(5,778)	(22,043)
Exchange rate effects	(1,593)	1,517
Net increase (decrease) in cash and cash equivalents	14,392	274,121
Cash and cash equivalents at beginning of period	390,250	290,475
Cash and cash equivalents at end of period	404,641	564,595

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.

DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION (1/2)

The Company organizes its activities in two operating segments, Front-end and Back-end.
The Front-end segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The segment is a product driven organizational unit comprised of manufacturing, service, and sales operations in Europe, the United States, Japan and Southeast Asia.

The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company held a majority interest until March 15, 2013. As per March 15, 2013 the Company holds a 40.08% share in ASMPT. Per the same date control on ASMPT ceased and the numbers are deconsolidated, The remaining shares are listed on the Stock Exchange of Hong Kong. The segment's main operations are located in Hong Kong, Singapore, the People's Republic of China, Malaysia and Germany.

(EUR thousands)	Three months ended March 31, 2012
	Front-end	Back-end	Total
	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	94,782	216,242	311,024
Gross profit	31,323	65,292	96,614
Earnings from operations	2,883	18,992	21,875
Net interest income (expense)	(2,995)	290	(2,705)
Accretion of interest	(1,127)	(182)	(1,309)
Foreign currency exchange gains (losses)	(2,583)	574	(2,009)
Income tax income (expense)	1,311	(2,859)	(1,548)
Net earnings	(2,511)	16,814	14,303

Net earnings allocated to:
Shareholders of the parent			6,260
Minority interest			8,043

Capital expenditures and purchase of intangible assets	5,624	13,109	18,733
Depreciation and amortization	3,806	9,271	13,077

Cash and cash equivalents	248,910	155,731	404,641
Pledged cash	—	20,000	20,000
Capitalized goodwill	11,079	39,679	50,758
Other intangible assets	9,752	5,011	14,763
Other identifiable assets	293,830	777,114	1,070,944
Total assets	563,571	997,535	1,561,106
Total debt	158,028	32,185	190,213
Headcount in full-time equivalents (1)	1,634	14,639	16,273
(1) Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.
DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION (2/2)

	Three months ended March 31, 2013
	(unaudited)	(unaudited) (2)	(unaudited)
Net sales to unaffiliated customers	80,045	160,286	240,331
Gross profit	30,161	38,390	68,551
Earnings (loss) from operations	1,119	(4,287)	(3,168)
Net interest expense	(431)	(312)	(743)
Accretion of interest	—	(10)	(10)
Foreign currency exchange gains	3,028	847	3,876
Results on investments	—	1,409,830	1,409,830
Income tax expense	(597)	(1,637)	(2,233)
Net earnings	3,120	1,404,433	1,407,553

Net earnings allocated to:
Shareholders of the parent			1,410,146
Minority interest			(2,593)

Capital expenditures and purchase of intangible assets	499	6,460	6,959
Depreciation and amortization	4,725	8,591	13,317

Cash and cash equivalents	564,595	—	564,595
Pledged cash	—	—	—
Capitalized goodwill	11,535	—	11,535
Other intangible assets	8,360	—	8,360
Investments & Associates	278	1,346,109	1,346,387
Other identifiable assets	295,455	—	295,455
Total assets	880,223	1,346,109	2,226,332
Total debt	—	—	—
Headcount in full-time equivalents (1)	1,604	—	1,604
(1) Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.
(2) Results and cash flow numbers relate to the period January 1, 2013 -March 15, 2013.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation
ASM International N.V, ("ASMI") follows accounting principles generally accepted in the United States of America ("US GAAP").
Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

Principles of Consolidation
The Consolidated Financial Statements include the accounts of ASMI and its subsidiaries, where ASMI holds a controlling interest. The non-controlling interest of third parties is disclosed separately in the Consolidated Financial Statements. All intercompany profits, transactions and balances have been eliminated in consolidation.

Change in accounting policies
No significant changes in accounting policies incurred during the first quarter of 2013.

ASM INTERNATIONAL N.V.
RECONCILIATION US GAAP - IFRS

Accounting principles under IFRS

ASMI’s primary consolidated financial statements are and will continue to be prepared in accordance with US GAAP. However, ASMI is required under Dutch law to report its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”). As a result of the differences between IFRS and US GAAP that are applicable to ASMI, the Consolidated Statement of Operations and Consolidated Balance Sheet reported in accordance with IFRS differ from those reported in accordance with US GAAP. The major differences relate to development costs, goodwill, pensions, inventory obsolescence reserve, pension plans and preferred shares.

The reconciliation between IFRS and US GAAP is as follows:
(EUR thousands, except per share date)	Three months ended March 31,
	Net earnings
	2012	2013
	(unaudited)	(unaudited)
US GAAP	14,303	1,407,553
Adjustments for IFRS:
Goodwill	—	9,530
Development expenses	2,488	1,378
Debt issuance fees	109	116
Total adjustments	2,597	11,024
IFRS	16,900	1,418,577
IFRS allocation of net earnings:
Shareholders	8,857	1,421,170
Minority interest	8,043	(2,593)
Net earnings per share, allocated to the shareholders of the parent:
Basic	€0.16	€22.50
Diluted	€0.16	€22.22

(EUR thousands)		Total Equity
	March 31,	March 31,
	2012	2013
	(unaudited)	(unaudited)
US GAAP	951,023	2,136,422
Adjustments for IFRS:
Goodwill	(10,349)	(949)
Debt issuance fees	(1,072)	(619)
Reversal inventory write downs	1,626	2,009
Development expenses	46,229	52,603
Tax rate difference on eliminated intercompany profit	—	—
Pension plans	588	—
Total adjustments	37,022	53,044
IFRS	988,045	2,189,466

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.